FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ended March 31, 2008

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X            Form 40-F

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No   X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its financial statements for the quarter ended March 31, 2008.

On January 9, Nymox announced the publication of a positive peer-reviewed paper on the clinical utility of the Company’s AlzheimAlert™ urine test as an aid to physicians in the diagnosis of Alzheimer’s disease in the current issue of Expert Review of Molecular Diagnostics (January 2008; 8:21-28). The paper, entitled “Practical utility of urinary assay in the diagnosis of Alzheimer’s disease: AlzheimAlert™,” is authored by Ira Goodman, MD, the Director of Neurology, Orlando Regional HealthCare, Florida, and Associate Clinical Professor, Departments of Neurology & Medicine, University of Florida School of Medicine. The article reviews the large number of basic research and clinical studies to date concerning the accuracy and specificity of the Company’s urinary assay and concludes that the product adds significant useful information in the diagnosis of Alzheimer’s disease (AD), particularly for the family physician. The author documents several of his own clinical cases where the assay results proved useful in either arriving at a diagnosis of AD or in helping to rule it out. For example, one report involved a 39 year male with an elevated AlzheimAlert™ result supportive of an AD diagnosis. Eventually, extensive further testing confirmed a rare form of familial AD. A second of the author’s cases involved a 54 year old male with a history of cognitive decline and an elevated AlzheimAlert™ result. Eventually, a brain biopsy confirmed the diagnosis. In other cases in the article, negative AlzheimAlert™ results helped eventually to lead to other diagnoses which were not AD.

On February 6, Nymox announced that analysis of results from the Company’s new multi-center U.S. Phase 2 Study NX02-0016 of NX-1207 for benign prostatic hyperplasia (BPH) showed statistically significant superiority of NX-1207 to finasteride, a widely marketed approved treatment for BPH. In the intent-to-treat cohort in the study after 90 days, the tested therapeutic dose of NX-1207 had a mean BPH Symptom Score improvement of 9.71 points, which was markedly better than the improvement shown by finasteride (4.13 points). This difference was statistically significant (p=0.001). There were no significant side effects from NX-1207 in the trial. The prospective randomized clinical trial was undertaken at 32 U.S. sites and enrolled 85 subjects, with subjects randomized to receive a therapeutic dose (2.5 mg) of NX-1207 (n=50), finasteride (n=25) or a very low dose (0.125 mg) of NX-1207 (n=10). Subjects randomized to finasteride took finasteride daily. Subjects randomized to NX-1207 were given a one-time single dose intraprostatic injection administered by a urologist in an office setting. The entire procedure lasted on average 5-10 minutes, with the injection taking 1-2 minutes. Results from this study also showed that after 90 days subjects in the per protocol cohort given the therapeutic dose of NX-1207 had a statistically significant mean reduction in prostate volume (6.11 mL or 13.1%; p < 0.001) and a statistically significant mean increase in peak urine flow (2.61 mL/sec; p < 0.001) as compared to baseline values before treatment. The study also showed a clear dose-response as measured by symptom improvement, prostate volume reduction and peak flow increase in comparisons between the therapeutic dose (2.5 mg) of NX-1207 and the very low dose (.125 mg) of NX-1207.

On March 11, Nymox announced that NX-1207 can markedly reduce the incidence of nighttime urination (nocturia), a particularly bothersome symptom associated with benign prostatic hyperplasia (BPH). After 90 days, subjects treated with a therapeutic dose of NX-1207 had a mean reduction in nocturia symptom score of 41% versus 4% for subjects treated with finasteride, an approved BPH treatment. This improvement was statistically significant (p<.001). Having to repeatedly get up in the night to urinate is a common symptom of BPH that can cause chronic sleep loss and, in turn, lead to fatigue, memory deficits, mood changes including depression, and increased risk of long term medical problems.

On April 1, Nymox announced the release of further positive new clinical trial data from the Company’s most recent multi-center U.S. Phase 2 study of NX-1207. In the study’s Intent-to-Treat group at 3 months, more than four times as many positive responses to treatment were documented in subjects randomized to the NX-1207 therapeutic dose as compared to subjects randomized to the comparator finasteride (finasteride is an approved drug for BPH). For the purposes of the comparison, positive response was defined as a 10 point BPH Symptom Score improvement, which in the study corresponded to a 45% average decline in the severity of BPH symptoms. This difference in response rate between NX-1207 and the comparator was statistically significant (p<.001).

In the study, mean improvement in the NX-1207 Intent-to-Treat group was 9.71 points. This treatment benefit compares favorably to the mean symptom score improvement typically found after 3 months for currently approved BPH medications such as alpha blockers (in the 5 point range) and 5 alpha reductase inhibitors (in the 3 point range). Patients treated with NX-1207 did not report any of the sexual side effects associated with the use of 5 alpha reductase inhibitors and alpha blockers, nor any of the low blood pressure side effects associated with alpha blockers.

The Company previously completed three other U.S. trials and 5 follow-up studies for NX-1207. In a Phase 2 double-blind, placebo controlled, randomized multi-center U.S. Study NX02-0014, patients treated with NX-1207 showed after 3 months a statistically significant mean improvement of 9.35 points in BPH Symptom Score values and a statistically significant reduction in mean prostate volume. A recently completed blinded placebo-controlled follow-up study assessed treatment outcomes for 103 subjects from this Phase 2 study 16 to 27 months after a single treatment with NX-1207 or placebo. The study results showed evidence of durable benefit from NX-1207 treatment. At the time of follow-up, 52% of patients treated with NX-1207 were not on BPH medication and had not required surgical intervention for their BPH since their initial treatment with NX-1207; these patients had a mean improvement of 10.2 points in AUA BPH Symptom Score values.

On February 19, Nymox reported that newly published studies show the need for independent confirmation of smoking status.  The Company’s NicAlert™ and TobacAlert™ products allow for quick and convenient on-site monitoring of tobacco and second-hand smoke exposure. A newly published study, reviewed smoking data for 15,182 adults collected in the Third National Health and Nutrition Examination Survey and found that 8% of all self-reported non-smokers were actually smokers as independently determined by cotinine testing, and that this percentage rose to 25% for the elderly over the age of 75.  The researchers cautioned against relying on self-reported tobacco use and recommended that additional measures such as cotinine testing be used to validate smoking status. The study, entitled “Age and race/ethnicity-gender predictors of denying smoking, United States,” is published in the Journal of Health Care for the Poor and Underserved (2008;19(1):75-89) and is authored by Dr. Monica Fisher of Case Western Reserve University and by other researchers at Case Western, the University of Michigan and the University of Kentucky. A second new independent study reported positive data on the accuracy and usefulness of Nymox’s NicAlert™ test for verifying household second-hand smoke exposure in family dogs.  Researchers studying the effects of second-hand smoke on the lungs of Yorkshire terriers used NicAlert™ test to measure the level of cotinine, a metabolite of nicotine, in the dogs’ urine. The paper, “The dog as a passive smoker: Effects of exposure to environmental cigarette smoke on domestic dogs,” (Nicotine & Tobacco Research (November 2007) 9:1171–1176) was co-authored by Marcello Rodrigues Roza and Carlos Alberto Assis of the Department of Pneumology, University of Brasilia.  The authors concluded that NicAlert™ testing “is an effective method to confirm environmental smoke exposure” and that dog owners should be advised of the consequences of tobacco smoke to the respiratory systems of both dogs and themselves.

NicAlert™ employs Nymox’s proprietary technology to measure levels of cotinine, a metabolite of nicotine widely used to determine tobacco product use and second-hand smoke exposure. The product requires no instruments for its use and provides an on-site visual read-out of the level of tobacco use or exposure within minutes.

The urine-based version of NicAlert™ received clearance from the U.S. Food and Drug Administration to measure tobacco use and exposure and achieved certification for sale in the European Union with the CE Mark. A saliva-based version of NicAlert™ has achieved certification with the CE Mark, permitting its sale in the European Union. NicAlert™ can be used with both urine and saliva samples. TobacAlert™ which employs the same technology is available as an over-the counter product in the U.S. for detecting second-hand smoke exposure.

Independent studies have confirmed the accuracy and effectiveness of Nymox’s testing technology.  Researchers at the Centers for Disease Control and Prevention (CDC) authored a study in the peer-review literature using NicAlert™ (Journal of Analytical Toxicology 2005; 29: 814-818) and found that NicAlert™ measurements correlated well with the far more complex laboratory testing (liquid chromatography-mass spectrometry) used in the CDC laboratory. Other independent peer-reviewed studies have also found the technology employed in NicAlert™ to be accurate, rapid and cost-effective (Cancer Epidemiology, Biomarkers & Prevention 2002; 11:1123-1125; Nicotine & Tobacco Research 2002; 4:305-9).  A recently published independent study reported positive data on the accuracy and usefulness of NicAlert™ testing for tobacco exposure using saliva samples in a family practice setting (Cancer Epidemiology, Biomarkers & Prevention Sep 2007; 16:1858-62).

We wish to thank our over 4,000 Nymox shareholders for your strong support. The Nymox team is working diligently to advance our many projects. We enthusiastically look forward to exciting developments this year for your Company.

/s/ Paul Averback, MD
Paul Averback MD
President

May 14, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
(in US dollars)

This Management’s discussion and analysis (MD&A) comments on the Company’s operations, performance and financial condition as at and for the period ended March 31, 2008, compared to the preceding years. This MD&A should be read together with the unaudited Consolidated Financial Statements and the related notes for the period ended March 31, 2008. This MD&A is dated May 14, 2008. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this MD&A and in the unaudited Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The unaudited Consolidated Financial Statements and this MD&A were reviewed by the Company’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about the Company can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company with three unique proprietary products on the market, and a significant R&D pipeline of drug products in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia. NX-1207 has shown positive results in several Phase 1 and 2 clinical trials in the U.S. The Company successfully completed a 43 site randomized prospective placebo controlled Phase 2 U.S. clinical trial of NX-1207 in 2006, which showed statistically significant efficacy and a good safety profile. Nymox also reported, in February 2008, positive results in a 32 site U.S. Phase 2 prospective randomized clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). The Company reported positive results in 2007 from a 2 year follow-up study of NX-1207 in 103 BPH patients. The Company is developing new treatments for bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox has candidates which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox developed and is currently offering its AlzheimAlert™ test, a nationally certified clinical reference laboratory urinary test that is the world’s only accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. The AlzheimAlert™ test is certified with a CE Mark, making the device eligible for sale in the European Union. Nymox has signed distribution deals for AlzheimAlert™ with several companies in Europe. Nymox also developed and markets NicAlert™ and TobacAlert™; tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA) and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second hand smoke exposure in individuals.

Risk Factors

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Risk Factors section of our 20F filed on EDGAR and of our Annual Information Form filed on SEDAR for a discussion of the management and investment issues that affect the Company and our industry. The risk factors that could have an impact on the Company’s financial results are summarized as follows:

•	Our Clinical Trials for our Therapeutic Products in Development, such as NX-1207, May not be Successful and We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Products
•	Our Clinical Trials for our Therapeutic Products, such as NX-1207, May be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines
•	A Setback in Any of our Clinical Trials Would Likely Cause a Drop in the Price of our Shares
•	We May Not be Able to Make Adequate Arrangements with Third Parties for the Commercialization of our Product Candidates, such as NX-1207
•	We May Not Achieve our Projected Development Goals in the Time Frames We Announce and Expect
•	Even If We Obtain Regulatory Approvals for our Product Candidates, We Will be Subject to Stringent Ongoing Government Regulation

•	It is Uncertain When, if Ever, We Will Make a Profit
•	We May Not Be Able to Raise Enough Capital to Develop and Market Our Products
•	We Face Challenges in Developing, Manufacturing and Improving Our Products
•	Our Products and Services May Not Receive Necessary Regulatory Approvals
•	We Face Significant and Growing Competition

•	We May Not Be Able to Successfully Market Our Products
•	Protecting Our Patents and Proprietary Information is Costly and Difficult
•	We Face Changing Market Conditions
•	Health Care Plans May Not Cover or Adequately Pay for our Products and Services
•	We Face Potential Losses Due to Foreign Currency Exchange Risks

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (“SEC”) released “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”. According to the SEC release, accounting policies are among the “most critical” if they are, in management’s view, most important to the portrayal of the company’s financial condition and most demanding on their calls for judgment.

The consolidated financial statements of the Company have been prepared under Canadian generally accepted accounting principles and include a reconciliation to accounting principles generally accepted in the United States (see Canadian/US reporting differences in the Notes to the Consolidated Financial Statements). The Company’s functional and reporting currency is the United States dollar. Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Company. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition. Revenues from agreements that include multiple elements are considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is recognized for each unit as described above.

The Company currently markets AlzheimAlert™ as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert™ test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic services to customers under which it has a future obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Long-lived Assets

Property and equipment and intellectual property rights acquired are stated at cost and are amortized on a straight-line basis over the estimated useful lives. The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
•	Significant negative industry or economic trends.

Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value (net recoverable value). If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds its fair value. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s property, equipment or intellectual property rights acquired are impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial position and results of operations.

Stock-based Compensation

Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees. Under this method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. The Company uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Company’s earnings.

Valuation of Future Income Tax Assets

Management judgment is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $14.2 million as of December 31, 2007, due to uncertainties related to our ability to utilize all of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Results of Operations

Three Months Ended March 31	2008	2007	2006
Total revenues	$105,521	$138,666	$96,009

Net loss	$(1,232,063)	$(1,132,520)	$(1,059,246)

Loss per share (basic & diluted)	$(0.04)	$(0.04)	$(0.04)

Total assets	$4,562,871	$4,337,808	$4,582,513

Quarterly Results	Q1 - 2008	Q4 - 2007	Q3 - 2007	Q2 - 2007
Total revenues	$105,521	$137,629	$70,226	$87,412

Net loss	$(1,232,063)	$(1,306,878)	$(1,386,084)	$(1,464,950)

Loss per share (basic & diluted)	$(0.04)	$(0.05)	$(0.05)	$(0.05)

	Q1 - 2007	Q4 - 2006	Q3 - 2006	Q2 - 2006
Total revenues	$138,666	$84,675	$141,817	$120,360

Net loss	$(1,132,520)	$(1,234,985)	$(1,238,833)	$(1,360,621)

Loss per share (basic & diluted)	$(0.04)	$(0.04)	$(0.04)	$(0.05)

All amounts are in U.S. dollars.

Results of Operations – Q1 2008 compared to Q1 2007

Net losses were $1,232,063, or $0.04 per share, for the quarter ended March 31, 2008, compared to $1,132,520, or $0.04 per share, for the quarter ended March 31, 2007. The increase in net losses is attributable to increased expenditures in professional fees relating to the maintenance of the Corporation’s patents. The weighted average number of common shares outstanding for the quarter ended March 31, 2008 was 29,462,138 compared to 28,515,596 for the same period in 2007.

There have been no material adjustments or extraordinary items during the period ending March 31, 2008.

Revenues

Revenues from sales amounted to $104,484 for the quarter ended March 31, 2008, compared with $136,404 for the quarter ended March 31, 2007. The variance for the quarter is due to decreases in the sales of products in 2008 compared to 2007 (AlzheimAlert decrease of 53% and NicAlert/TobacAlert decrease of 23%). The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Company at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Company expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $610,872 for the quarter ended March 31, 2008, compared with $551,390 for the quarter ended March 31, 2007. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. Increased expenditures in professional fees relating to the maintenance of the Corporation’s patents explains the increase for the quarter. In 2008, research tax credits amounted to $38,003 compared to $14,550 in 2007 as a result of additional expenditures claimed for refundable tax credits in 2008 compared to 2007. The Company expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Company’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $53,089 for the quarter ended March 31, 2008, in comparison to expenditures of $69,408 for the quarter ended March 31, 2007. The decrease for the quarter is due to expenditures incurred for medical conferences in 2007, which were not repeated in 2008. The Company expects that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses were $308,521 for the quarter ended March 31, 2008, compared with $216,039 in the quarter ended March 31, 2007. The increase for the quarter is due to higher costs relating to compliance with United States securities laws, and in particular Section 404 of the Sarbanes-Oxley Act and related regulations (increase professional fees and salaries 48%) and to expenditures on investor meetings in the first quarter of 2008, for which there were no similar expenses incurred in the same period of 2007 (increase shareholder relations 48%). The Company expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Stock-based Compensation

The Company accounts for stock option grants using the fair value method, with compensation cost measured at the date of grant and amortized over the vesting period. In the first quarter of 2008, stock-based compensation costs of $204,680 were recorded for the 3,565,500 options granted in 2006 which vest quarterly over six years. In 2007, stock-based compensation was $242,695 and also included the effect of a fully vested option grant to a consultant.

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 70% of 2008 expenses (72% in 2007) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2008 or 2007.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Results of Operations – Q1 2007 compared to Q1 2006

Net losses were $1,132,520, or $0.04 per share, for the quarter ended March 31, 2007, compared to $1,059,246, or $0.04 per share, for the quarter ended March 31, 2006. The increase in losses is attributable to a significant increase in stock compensation expenses. The weighted average number of common shares outstanding for the quarter ended March 31, 2007 was 28,515,596 compared to 26,993,111 for the same period in 2006.

Revenues

Revenues from sales amounted to $136,404 for the quarter ended March 31, 2007, compared with $95,259 for the quarter ended March 31, 2006. New clients obtained in Europe and the United States accounted for the increase in sales of NicAlert™ / TobacAlert™ in 2007 compared to 2006 (increase of 62.3%).

Research and Development

Research and development expenditures decreased to $551,390 for the quarter ended March 31, 2007, compared with $703,028 for the quarter ended March 31, 2006. A reduction in clinical trial expenditures in the current quarter compared to the same period last year explains the decrease. In 2007, research tax credits amounted to $14,550 compared to $1,125 in 2006 as a result of additional expenditures claimed for refundable tax credits in 2007 compared to 2006.

Marketing Expenses

Marketing expenditures increased to $69,408 for the quarter ended March 31, 2007, in comparison to expenditures of $48,035 for the quarter ended March 31, 2006, due to an increase in advertising expenditures.

Administrative Expenses

General and administrative expenses remained relatively constant at $216,039 for the quarter ended March 31, 2007, compared with $205,268 for the quarter ended March 31, 2006.

Stock-based Compensation

The increase in stock-based compensation costs is due to the following stock option grants in 2007 and 2006. In the first quarter of 2007, 10,000 fully-vested options were granted to a consultant. Under the fair value based method, the stock-based compensation cost of this grant, amounting to $33,960, was recorded. In addition, in the first quarter of 2007, stock-based compensation costs of $204,680 were recorded for the 3,565,500 options granted in 2006, which vest quarterly over six years, and of $4,055 for the 50,000 options granted in 2003 which vested annually over four years.

Contractual Obligations

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $21,593 per month.

Contractual Obligations	Total	Current	2-4 years	5+ years
Rent	$626,200	$259,117	$367,083	$0

Operating Leases	$48,860	$19,837	$25,273	$3,750

Total Contractual Obligations	$675,060	$278,954	$392,356	$3,750

The Company has no binding commitments for the purchase of property, equipment, patents or intellectual property. The Company has no commitments that are not reflected in the balance sheet except for operating leases.

Transactions with Related Parties

The Company had no transactions with related parties.

Financial Position

Liquidity and Capital Resources

As of March 31, 2008, cash totaled $481,938 and receivables including tax credits totaled $161,570. In November 2007, the Corporation signed a new common stock private purchase agreement, whereby an investor is committed to purchase up to $15 million of the Corporation’s common shares over a twenty-four month period commencing November 16, 2007. As at March 31, 2008, four drawings were made under this purchase agreement, for total proceeds of $1,280,000. On January 30, 2008, 50,917 common shares were issued at a price of $4.91 per share. On February 12, 2008, 84,980 common shares were issued at a price of $5.06 per share. On March 4, 2008, 56,391 common shares were issued at a price of $5.32 per share. On March 28, 2008, 58,366 common shares were issued at a price of $5.14 per share.

At March 31, 2008, the Company can draw down a further $13,720,000 over the remaining 19 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

Subsequent Events

As at May 14, 2008, 1 drawing was made under the common stock private purchase agreement, for total proceeds of $150,000. On May 6, 2008, 34,325 common shares were issued at a price of $4.37 per share.

Outstanding Share Data

As of May 14, 2008, there were 29,650,732 common shares of Nymox issued and outstanding. In addition, 4,819,000 share options are outstanding, of which 2,300,250 are currently vested. There are no warrants outstanding.

Internal Control over Financial Reporting

Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year end December 31, 2007 was included in the 2007 Annual Management’s Discussion and Analysis and was based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Changes in Internal Controls Over Financial Reporting

There have been no changes since December 31, 2007 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes to Accounting Policies

Capital Disclosures

In December 2006, the CICA issued Section 1535, Capital Disclosures. This Section established standards for disclosing information about an entity’s capital and how it is managed. This Section was adopted by the Corporation on January 1, 2008. This new standard relates to disclosure only and did not impact our financial results.

Financial Instruments – Disclosure and Presentation

In December 2006, the CICA issued Section 3862, Financial Instruments – Disclosure, and Section 3863, Financial Instruments – Presentation. These Sections were adopted by the Corporation on January 1, 2008.These sections replace existing Section 3861, Financial Instruments – Disclosure and Presentation. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, Financial Instruments – Recognitions and Measurement. These new standards relate to disclosure and presentation only and did not impact our financial results.

Inventories

In June 2007, the CICA issued Section 3031, Inventories, which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (IFRS). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. This Section was adopted by the Corporation on January 1, 2008 and did not have a significant impact on our financial results.

Future Accounting Policies

Goodwill and intangible assets

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This Section will be adopted by the Corporation on January 1, 2009 and is not expected to have a significant impact our financial results.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20F filed on EDGAR and of our Annual Information Form filed on SEDAR, for a discussion of the various factors that may affect the Company’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Consolidated Financial Statements of (Unaudited)

NYMOX PHARMACEUTICAL CORPORATION

Periods ended March 31, 2008, 2007 and 2006

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Periods ended March 31, 2008, 2007 and 2006

Financial Statements

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

March 31, 2008 and December 31, 2007
(in US dollars)

	March 31, 2008	December 31, 2007
		(Audited)
Assets
Current assets:
Cash	$481,938	$273,108
Accounts and other receivables	69,382	60,380
Research tax credits receivable	92,188	68,041
Inventories	31,852	29,431

	675,360	430,960
Long-term security deposit	26,994	26,994
Long-term receivables	70,000	70,000
Property and equipment	17,997	19,710
Patents and intellectual property	3,772,520	3,712,682

	$4,562,871	$4,260,346

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,229,212	$1,082,182
Accrued liabilities	139,518	183,569
Deferred lease inducement	9,623	9,623
Deferred revenue	1,667	3,333

	1,380,020	1,278,707
Deferred lease inducement	13,633	16,038
Non-controlling interest	800,000	800,000
Shareholders’ equity:
Share capital (note 2)	51,435,147	50,155,147
Additional paid-in capital	2,682,661	2,477,981
Deficit	(51,748,590)	(50,467,527)

	2,369,218	2,165,601
Commitments and contingency (notes 5 and 7 (d))
Subsequent event (note 9)

	$4,562,871	$4,260,346

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations
(Unaudited)

Three-month periods ended March 31, 2008, 2007 and 2006
(in US dollars)

	2008	2007	2006
Revenue:
Sales	$104,484	$136,404	$95,259
Interest	1,037	2,262	750

	105,521	138,666	96,009
Expenses:
Research and development	610,872	551,390	703,028
Less investment tax credits	(38,003)	(14,550)	(1,125)

	572,869	536,840	701,903
General and administrative	308,521	216,039	205,268
Marketing	53,089	69,408	48,035
Cost of sales	67,667	76,344	77,061
Depreciation and amortization	129,409	118,589	107,452
Stock-based compensation	204,680	242,695	4,055
Interest and bank charges	1,349	11,271	11,481

	1,337,584	1,271,186	1,155,255

Net loss and comprehensive loss	$(1,232,063)	$(1,132,520)	$(1,059,246)

Loss per share (basic and diluted) (note 2 (d))	$(0.04)	$(0.04)	$(0.04)

Weighted average number of common
shares outstanding	29,462,138	28,515,596	26,993,111

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Shareholders’ Equity
(Unaudited)

Three-month period ended March 31, 2008
(in US dollars)

	Share capital		Additional paid-in
	Number	Dollars	capital	Deficit	Total
Balance, December 31, 2007	29,365,753	$50,155,147	$2,477,981	$(50,467,527)	$2,165,601
Issuance of share capital	250,654	1,280,000	--	--	1,280,000
Share issue costs	--	--	--	(49,000)	(49,000)
Stock-based compensation	--	--	204,680	--	204,680
Net loss	--	--	--	(1,232,063)	(1,232,063)

Balance, March 31, 2008	29,616,407	$51,435,147	$2,682,661	$(51,748,590)	$2,369,218

Three-month period ended March 31, 2007
(in US dollars)

	Share capital		Additional paid-in
	Number	Dollars	capital	Deficit	Total
Balance, December 31, 2006	28,322,253	$44,443,350	$1,463,833	$(44,880,650)	$1,026,533
Issuance of share capital	370,250	1,750,000	--	--	1,750,000
Share issue costs	--	--	--	(99,706)	(99,706)
Exercise of stock options:
Cash	26,000	98,910	--	--	98,910
Ascribed value	--	1,112	(1,112)	--	--

	26,000	100,022	(1,112)	--	98,910
Stock-based compensation	--	--	242,695	--	242,695
Net loss	--	--	--	(1,132,520)	(1,132,520)

Balance, March 31, 2007	28,718,503	$46,293,372	$1,705,416	$(46,112,876)	$1,885,912

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

Three-month periods ended March 31, 2008, 2007 and 2006
(in US dollars)

	2008	2007	2006
Cash flows from operating activities:
Net loss	$(1,232,063)	$(1,132,520)	$(1,059,246)
Adjustments for:
Depreciation and amortization	129,409	118,589	107,452
Stock-based compensation	204,680	242,695	4,055
Net change in operating assets and liabilities	(124,196)	(87,262)	90,680

	(1,022,170)	(858,498)	(857,059)
Cash flows from financing activities:
Proceeds from issuance of share capital	1,280,000	1,848,910	1,900,000
Share issue costs	(49,000)	(99,706)	(109,283)
Repayment of notes payable	--	(150,000)	--

	1,231,000	1,599,204	1,790,717
Cash flows from investing activities:
Additions to property and equipment
and patent costs	--	(391,865)	(44,613)

Net increase in cash	208,830	348,841	889,045
Cash, beginning of period	273,108	235,124	151,476

Cash, end of period	$481,938	$583,965	$1,040,521

Supplemental disclosure to statements of
cash flows:
Interest paid	$--	$9,131	$8,945
Property and equipment,
and patent costs included in accounts
payable and accrued liabilities at
reporting date	400,051	332,020	154,463

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended March 31, 2008, 2007 and 2006
(in US dollars)

Nymox Pharmaceutical Corporation (the “Corporation”), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. (“Serex”) of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the aging population. The Corporation is currently marketing AlzheimAlert™, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlert™ and TobacAlert™, tests that use urine or saliva to detect the use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli 0157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation’s requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

1.	Basis of presentation:

(a)	Interim financial statements:

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles. The unaudited consolidated balance sheet as at March 31, 2008, the unaudited consolidated statement of shareholders’ equity for the three-month periods ended March 31, 2008 and 2007 and the unaudited consolidated statements of operations and cash flows for the three-month periods ended March 31, 2008, 2007 and 2006 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. The results for any quarter are not necessarily indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2007, except as described below. The interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Corporation as at and for the year ended December 31, 2007.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2008, 2007 and 2006
(in US dollars)

1.	Basis of presentation (continued):

(b)	Changes in accounting policies:

(i)	New accounting policies:

Capital Disclosures and Financial Instruments — Disclosure and Presentation

Effective with the commencement of its 2008 fiscal year, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures, ClCA Handbook Section 3862, Financial Instruments —Disclosures, and ClCA Handbook Section 3863, Financial Instruments —Presentation. The Sections relate to disclosure and presentation only and did not have an impact on the Corporation’s financial results (see notes 6 and 7).

Inventories

Effective with the commencement of its 2008 fiscal year, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031, Inventories, which harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (“IFRS”). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. The adoption of this standard did not have an impact on the Corporation’s financial results.

(ii)	Future accounting changes:

Goodwill and intangible assets

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The adoption of this standard will not have a significant impact on the Corporation’s financial results.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2008, 2007 and 2006
(in US dollars)

2.	Share capital:

(a)	Common Stock Private Purchase Agreement:

In November 2007, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that establishes the terms and conditions for the purchase of common shares by the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

In the three-month period ended March 31, 2008, the Corporation issued 250,654 common shares to the Purchaser for aggregate proceeds of $1,280,000 under the agreement. At March 31, 2008, the Corporation can require the Purchaser to purchase up to $13,720,000 of common shares over the remaining 19 months of the agreement.

(b)	Stock-based compensation:

	Three months ended March 31,
	2008	2007	2006
Stock-based compensation
pertaining to general
and administrative	$20,640	$20,640	$--
Stock-based compensation
pertaining to marketing	3,440	7,495	4,055
Stock-based compensation
pertaining to research and
development	180,600	214,560	--

	$204,680	$242,695	$4,055

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2008, 2007 and 2006
(in US dollars)

2.	Share capital (continued):

(c)	Stock option plan:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The total number of shares to be optioned to any one individual cannot exceed 15% of the total issued and outstanding shares, and the maximum number of shares which may be optioned under the Plan cannot exceed 5,500,000 common shares without shareholder approval. Options under the Plan expire ten years after grant and vest either immediately or over periods up to five years.

The following table provides the activity of stock option awards during the period and for options outstanding and exercisable at the end of the period, the weighted average exercise price, the weighted average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represented the pre-tax intrinsic value based on the Corporation’s closing stock price at March 31, 2008 of $5.30, which would have been received by option holders had they exercised their options at that date.

	Options outstanding				Non-vested options
	Number	Weighted average exercise price	Weighted average years to expiration	Aggregate intrinsic value	Number	Weighted average grant date fair value
Outstanding,
December 31,
2007	4,819,000	$3.11			2,667,500	$3.00
Vested	--	--			(148,750)	3.00

Outstanding,
March 31, 2008	4,819,000	$3.11	7.6	$10,679,695	2,518,750	$3.00

Options exercisable	2,300,250	$3.22	6.6	$4,886,570	N/A	N/A

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2008, 2007 and 2006
(in US dollars)

2.	Share capital (continued):

(c)	Stock option plan (continued):

At March 31, 2008, the unrecognized compensation cost related to non-vested awards was $3,465,800 and the remaining weighted average recognition period is 51 months.

The fair value of the options granted during the period was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2008	2007	2006
Risk-free interest rate	--	3.89%	--
Expected volatility	--	71.61%	--
Expected life in years	--	5	--
Dividend yield	--	0%	--

There were no options granted during the period ended March 31, 2008.

Dividend yield was excluded from the calculation, since it is the present policy of the Corporation to retain all earnings to finance operations.

(d)	Earnings per share:

Diluted loss per share was not presented as the effect of options would have been dilutive because the Corporation incurred losses in each of the last three fiscal years. All outstanding options could potentially be dilutive in the future.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2008, 2007 and 2006
(in US dollars)

3.	Canadian/US reporting differences:

The consolidated financial statements of the Corporation are prepared in accordance with Canadian GAAP, which conform, in all material respects, with U.S. GAAP, except as described below:

Consolidated statements of shareholders’ equity

The reconciliation of shareholders’ equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	March 31, 2008	December 31, 2007
Shareholders’ equity, Canadian GAAP	$2,369,218	$2,165,601
Adjustments:
Stock-based compensation - options
granted to non-employees (i):
Cumulative compensation
expense	(1,425,143)	(1,425,143)
Additional paid-in capital	1,477,706	1,477,706
Change in reporting currency (ii)	(62,672)	(62,672)

	(10,109)	(10,109)

Shareholders’ equity, U.S. GAAP	$2,359,109	$2,155,492

(i)	Stock-based compensation:

For US GAAP purposes, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No-123R, Share-Based Payments, on January 1, 2006, which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide service. The Corporation adopted SFAS 123R using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006 and to all awards for which the requisite service has not been rendered as at such date.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2008, 2007 and 2006
(in US dollars)

3.	Canadian/US reporting differences (continued):

(i)	Stock-based compensation (continued):

Previously, the Corporation elected to follow the intrinsic value method of accounting under ABP 25, Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. In addition, in accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the measurement date.

For Canadian GAAP purposes, the Corporation has been applying the fair value based method since January 1, 2004 to account for employee stock options. Prior to January 1, 2004, the Corporation applied the fair value based method only to stock-based payments to non-employees and applied the settlement method of accounting for employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options was credited to share capital and no compensation cost was recognized.

(ii)	Change in reporting currency:

The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year, and the statement of earnings, at the average exchange rate for the respective year.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2008, 2007 and 2006
(in US dollars)

4.	Segment disclosures:

Geographic segment information is as follows:

	Canada	United States	Europe and other
Revenues:
2008	$4,691	$88,653	$12,177
2007	7,697	102,148	28,821
2006	4,068	79,023	12,918
Property and equipment, patents
and intellectual property:
March 31, 2008	3,546,657	243,860	--
December 31, 2007	3,484,094	248,298	--

5.	Contingency:

In 2005 and 2006, the Corporation received proposed notices of assessments relating to its 2001, 2002 and 2003 taxation years from the Canadian taxation authorities, reducing the Corporation’s claim for research and development tax credits in those taxation years. The reductions include refundable tax credits totaling $66,864, which were previously received by the Corporation, and non-refundable tax credits totaling $122,121, which are available to reduce future federal income taxes payable over the carryforward period to 2013. The non-refundable credits were not previously recognized for financial statement purposes. The Corporation has filed a notice of objection to the assessments with the taxation authorities since it believes it meets the criteria for claiming the tax credits and that the taxation authorities erred in their assessments. The Corporation has not recorded a provision for this matter.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2008, 2007 and 2006
(in US dollars)

6.	Capital disclosures:

The Corporation’s objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The Corporation defines capital as total shareholders’ equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common equity. Since inception, the Corporation has financed its liquidity needs primarily through private placements and since 2003 through a financing agreement with an investment company that has been replaced annually by a new agreement with the same investor (see note 2 (a) — Common Stock Private Purchase Agreement). The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. The Corporation believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, investment tax credits and interest income. The Corporation’s general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses. The Corporation has no debt.

The Corporation is not subject to any capital requirements imposed by a regulator.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2008, 2007 and 2006
(in US dollars)

7.	Financial risk management:

This note provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including foreign currency risk, credit risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

(a)	Foreign currency risk:

Effective January 1, 2000, the Corporation adopted the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Corporation’s financing facility is also in US dollars. Foreign currency risk is limited to the portion of the Corporation’s business transactions denominated in currencies other than the US dollar. The Canadian operation has transactions denominated in Canadian dollars, principally relating to salaries and rent. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at each balance sheet date. Fluctuations in the currency used for the payment of the Corporation’s expenses denominated in currencies other than the US dollar (primarily Canadian dollars) could cause unanticipated fluctuations in the Corporation’s operating results but would not impair or enhance its ability to pay its Canadian dollar denominated obligations. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with parties in US dollars to the maximum extent possible. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

Approximately 70% of expenses occurred during the three-month period ended March 31, 2008 (72% in 2007) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2008 or 2007.

The following table provides significant items exposed to foreign exchange as at March 31, 2008:

$CA
Cash	$62,061
Accounts and other receivables and research tax credits receivable	123,476
Accounts payable and accrued liabilities	(283,460)

$(97,923)

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2008, 2007 and 2006
(in US dollars)

7.	Financial risk management (continued):

(a)	Foreign currency risk (continued):

The following exchange rates applied during the three-month period ended March 31, 2008:

	Average rate Q1 2008	Reporting date rate Q1 2008
$US - $CA	1.0042	1.0265

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5 percent strengthening of the US dollar would have increased the net loss by less than $10,000, assuming that all other variables remained constant.

An assumed 5 percent weakening of the US dollar would have had an equal but opposite effect to the amount shown above, on the basis that all other variables remain constant.

(b)	Credit risk:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Corporation to concentrations of credit risk consist primarily of cash and accounts receivable. Cash is maintained with a high-credit quality financial institution. For accounts receivable, the Corporation performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

The Corporation has a limited number of customers. Included in “accounts and other receivables” on the consolidated balance sheet are trade receivables of $40,634, of which $26,042 were aged under 90 days and $14,592 were 91 days and over. Two customers accounted for 75% of the trade receivables balance at March 31, 2008. At March 31, 2008, none of the trade receivables were provided for, and an amount of $ nil was recorded as bad debt expense for the periods ended March 31, 2008 and December 31, 2007.

At March 31, 2008, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash and accounts and other receivables.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2008, 2007 and 2006
(in US dollars)

7.	Financial risk management (continued):

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Accounts and other receivables, accounts payable and accrued liabilities bear no interest. The Corporation has no other interest bearing financial instruments.

Based on the value of variable interest-bearing cash during the three-month period ended March 31, 2008, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

(d)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in note 6 to the unaudited consolidated financial statements (“Capital disclosures”). The Corporation does not have an operating credit facility.

The following are the contractual maturities of financial liabilities as at March 31, 2008:

	Carrying amount	Less than 1 year	1 to 5 years
Accounts payable and
accrued liabilities	$1,368,730	$1,368,730	$--
Operating leases	675,060	278,954	396,106

	$2,043,790	$1,647,684	$396,106

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended March 31, 2008, 2007 and 2006
(in US dollars)

8.	Financial instruments:

Fair value disclosure:

	March 31, 2008		December 31, 2007
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables:
Accounts and other
receivables	$69,382	$69,382	$60,380	$60,380
Financial liabilities, at
amortized cost:
Accounts payable	1,229,212	1,229,212	1,082,182	1,082,182
Accrued liabilities	139,518	139,518	183,569	183,569

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments. The fair value of the long-term receivables cannot be determined because settlement is tied to the redemption of preferred shares held by non-controlling shareholders in a subsidiary.

Non-controlling interest relates to redeemable, convertible preferred shares of Serex in the amount of $800,000. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex. The preferred shares are also convertible into common shares of Serex at a price of $3.946 per share.

9.	Subsequent event:

On May 6, 2008, the Corporation issued 34,325 common shares for aggregate proceeds of $150,000 under the Common Stock Private Purchase Agreement referred to in note 2 (a).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)
By: /s/ Paul Averback
Paul Averback
President and Chief Executive Officer

Date: May 14, 2008